August 9, 2007

Ms. Theresa A. Messinese
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549-3561

Re: Wako Logistics Group, Inc.
Item 4.01 Form 8K
Filed July 24, 2007
File No. 333-113564

Dear Ms. Messinese:

We are in receipt of your letter dated August 3, 2007, and are pleased to have this opportunity to respond to the matter identified therein. In your letter, you asked that Wako Logistics Group, Inc. (“WLG” or the “Company”) submit certain explanatory information in connection with its Form 8K filed on July 24, 2007.

For your convenience, we have repeated in full the matter raised as Item 4.01 of Form 8K in your letter of August 3, 2007. Our response follows that recitation.

Item 4.01 of Form 8-K

1.
We note that you engaged Mazars CPA Limited (Mazars) to serve as your principal auditor on July 20, 2007. The audit firm Mazars is not recognized by the staff of the SEC. Foreign auditors that wish to practice before the SEC are expected to demonstrate their knowledge of U.S. GAAP, PCAOB Standards, SEC financial reporting rules and SEC requirements prior to inclusion of their audit reports in SEC filings. The demonstration of an auditor’s knowledge and experience in advance of filing generally applies to all financial statements presented in SEC filings. Please note that registration with the PCAOB does not supersede existing means by which a firm demonstrates its knowledge and experience in applying U.S. GAAP, PCAOB Standards, SEC financial reporting rules and SEC independence requirements. You may refer to the International Reporting and Disclosure Issues Outline available on our website at the following location for additional information:

http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P313_42976

We may be unable to accept a report issued by Mazars until the firm has demonstrated this knowledge and experience to the Office of the Chief Accountant. In order to begin this process, Mazars should inquire with Kevin Stout in the Office of the Chief Accountant (202-551-5930) and request the information to begin this process. Upon receipt of this request, the Office of the Chief Accountant will provide a letter outlining the steps and information necessary to complete the review. Please advise us of Mazars plans to complete this process.

WLG Response:

Mazars informed WLG by letter dated August 8, 2007, that Mazars received notification from the Office of the Chief Accountant of the SEC that the SEC’s credentialing process for Mazar’s application had been completed and that Mazars is accredited to practice before the SEC. A copy of the August 8, 2007 letter provided by Mazars is attached as Exhibit A. In addition, WLG has also been advised by Mazars that Mazars was registered with the PCAOB on June 26, 2007.

In light of the above, and, in particular, the recent notification from the SEC that audit reports issued by Mazars will be acceptable to the SEC, we would respectfully propose that we make no changes to our Form 8-K filed on July 24, 2007.

WLG hereby acknowledges that:

•	WLG is responsible for the adequacy and the accuracy of the disclosure in the filing referenced above;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing referenced above; and
•	WLG may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope our letter is fully responsive to the matter raised in your letter dated August 3, 2007. If you have additional comments or require more information, please contact me at your earliest convenience.

Sincerely,

Wako Logistics Group, Inc.

By: /s/David Koontz
David Koontz
Chief Financial Officer

MAZARS

PRIVATE & CONFIDENTIAL

Urgent

Our Ref.: HG/ST/W353/ABA2

August 8, 2007

The Directors
Wako Logistics Group, Inc.
Unit 1301, 13/F, Tower 1, Ever Gain Plaza
88 Container Port Road
Kwai Chung, New Territories
Hong Kong

Attn: Mr. Chris Wood / Mr. Dave Koontz / Mr. Kelvin Tang

By mail and e-mail

Dear Sirs,

Wako Logistics Group, Inc. ("WLG")

Appointment of Mazars CPA Limited ('Mazars") as WLG's principal auditor

We refer to our letter of August 7, 2007 in which we updated you as to the status of Mazars' request for a credential to practice before the United States Securities and Exchange Commission ("SEC"). We have the pleasure to advise that today we have received notification from the Office of the Chief Accountant of the SEC that the SEC credential process of Mazars is complete and that Mazars is now accredited to practice before the SEC. Therefore, the SEC will accept audit reports from Mazars that are included in filings with the SEC.

Should you require any further information, please do not hesitate to contact our engagement director, Mr. Fung Shiu Hang at (+852) 2909 5626 (e-mail: shiuhang.fung@mazars.com.hk).

Yours faithfully,

Mazars

Mazars CPA limited

Hong Kong

Page 1 of 1

MAZARS CPA LIMITED
馬賽會計師事務所有限公司
34th Floor, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong
香港銅鑼灣希慎道33號利園大廈34樓
Tel 電話：(852) 2909 5555 Fax 傳真：(852) 2810 0032
Email 電郵：info@mazars.com.hk Website 網址：www.mazars.com.hk

Praxity MEMBER GLOBAL ALLIANCE OF INDEPENDENT FIRMS